UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August 2009

000-30842

(Commission File Number)

ASAT Holdings Limited

(Registrant’s name)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):              .

On August 21, 2009, ASAT Holdings Limited (the “Company”) issued a press release announcing that the Company has appointed Eric Thompson as Chief Restructuring Officer and interim CEO. T.L. Li, former acting CEO, will continue to be involved in ongoing operations and will remain as a consultant to ASAT. A copy of the press release is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: August 21, 2009
	By:	/s/ KEI HONG CHUA
	Name:	Kei Hong Chua
	Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated August 21, 2009, announcing that the Company has appointed Eric Thompson as Chief Restructuring Officer and interim CEO. T.L. Li, former acting CEO, will continue to be involved in ongoing operations and will remain as a consultant to ASAT.

Exhibit 99.1

ASAT Holdings Appoints Eric Thompson as CRO and Interim CEO;

T.L. Li to Continue With Day-to-Day Operations as a Consultant to Company

HONG KONG, DONGGUAN, China and MILPITAS, Calif., – August 21, 2009 – ASAT Holdings Limited (OTCBB: ASTTY) (the “Company” or “ASAT”), a global provider of semiconductor package design, assembly and test services, today announced the appointment of Eric E. Thompson to the position of Chief Restructuring Officer and interim CEO. Mr. Thompson will be based in the Company’s manufacturing facility in Dongguan, China, and will work closely with ASAT’s management team, board of directors and creditors on the financial restructuring of the Company’s obligations under the 9.25% Senior Notes due 2011 and the Purchase Money Loan Facility. T.L. Li, former acting CEO, will continue to be involved in ongoing operations and will remain as a consultant to ASAT.

For nearly a decade Mr. Thompson has led several successful turnarounds and financial restructurings for companies in Asia, Europe and the United States, first with Alvarez & Marsal and most recently with Harmony Capital Partners.

“We are fortunate to have someone of Eric’s caliber join ASAT at this important time in our restructuring process,” said Henry Montgomery, chairman of the board of directors at ASAT Holdings Ltd. “Eric brings a strong background in managing successful restructurings across multiple industries, and we will benefit from his experience as we look to finalize our restructuring plan.

“I would like to thank T.L. for the tremendous job he did in leading ASAT during a challenging period over the last three years in his role as acting CEO, and I am pleased that he will remain a key part of ASAT and its day-to-day operations,” added Mr. Montgomery.

While at Alvarez & Marsal, Mr. Thompson held several interim management positions as CEO, CRO, and strategic advisor. In 2006, he led Singapore-listed Daka Designs, which included the restructuring of a significant manufacturing and assembly business in Dongguan. His other notable engagements include Bridge Information Systems, Exodus Communications and Ihr Platz.

“ASAT has been an important player in the semiconductor assembly and test industry for two decades and I am pleased to be able to join the Company at this important juncture in its long history,” said Mr. Thompson. “The management team and board have worked for several months in partnership with their creditors to establish an agreement in principle to restructure the Company’s financial position. As the CRO and interim CEO, I will help facilitate a successful conclusion for all sides, and put ASAT back on a path towards financial stability.”

Mr. Thompson holds an International Master of Business Administration from the University of Chicago, and a Bachelor of Arts from Duke University.

About ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With more than 20 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. For more information, visit www.asat.com.

Safe Harbor

This news release contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ materially from those expressed or implied in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those contained in these statements as a result of a variety of factors, including the risk that we will not be able to locate and retain suitable people for our middle and senior management, the risk that we may not be able to maintain our improving position within the test and assembly industry due to conditions in the overall semiconductor market and economy, the need for additional funding and the risk that financing may not be obtained, our ability to maintain or improve our manufacturing quality and those risks, uncertainties, assumptions and other factors stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on October 30, 2008 and the section entitled “Risk Factors” in our current reports on Form 6-K containing quarterly financial information filed with the United States Securities and Exchange Commission. The forward-looking statements in this release reflect the current beliefs and expectations of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements to reflect actual results or events or circumstances that occur after the date of this news release.

For further information, please contact:

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com